Exhibit 99.1

For immediate release Chennai, India

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On the call: Mr. Raju Vegesna, Chairman of the Board, Mr. M P Vijay Kumar, Executive Director & Group CFO and Mr. Kamal Nath, Chief Executive Officer

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Sify reports Consolidated Financial Results for FY 2022-23

Revenues of INR 33,404 Million. EBITDA of INR 6,291 Million.

HIGHLIGHTS

•	Revenue was INR 33,404 Million, an increase of 24% over last year.

•	EBITDA was INR 6,291 Million, an increase of 4% over last year.

•	Profit before tax was INR 1,021 Million, a decrease of 45% over last year.

•	Profit after tax was INR 674 Million, a decrease of 46% over last year.

•	CAPEX for the year was INR 13,221 Million.

(IN INR MILLION)	FY 2022-23	FY 2021-22
EQUITY	15,144	14,476
BORROWINGS
Long term	14,809	7,769
Short term	7,367	7,483

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “The digital tsunami that swept India during Covid has settled into a steady adoption by both public and private enterprises. Enterprises are eager to unlock the power of digital automation measures to transition to the next phase of growth.

Sify is in the right place with the right set of assets and skills to help them realise their digital ambitions”.

Mr. Kamal Nath, CEO, said, “FY 2023 has set the tone for a massive digitalization drive among all sections of Enterprises, Public sector and Government customers. This puts Sify on the fast track to meet customer demands, which in turn offers potential for accelerated growth.

There has never been a previous period of uniform, accelerated growth opportunities for each of our three major service lines like Data Center infrastructure, Network infrastructure and Digital services.

The unique opportunity for Sify in the coming years is our ability to deliver transformational outcomes using a combination of these three services”.

Mr. M P Vijay Kumar, ED & Group CFO, said, “Our strategy to separate the business into three units is bearing fruit, with each business focussed on its unique opportunities and attracting appropriate business investments and partnerships.

Our investment philosophy is multi-pronged. Invest in new locations for Data Centers for long-term growth, expand capacity at current Data Centers to capture immediate demand, strengthen our network and cloud interconnects, while expanding our people strength with the necessary skills, tools and processes.

All of this while staying cost-competitive and fiscally diligent.

Cash balance at the end of the year was INR 4,579 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the year was Data Center colocation services 30%, Digital services 30% and Network services 40%.

Business Revenue (INR Millions)	FY 2022-23	FY 2021-22	Q4 2022-23	% Growth FY 2022-23 vs FY 2021-22
Data Center services	10,125	7,494	2,554	35%
Digital Services	9,988	7,520	2,792	33%
Network services	13,291	12,012	3,515	11%
TOTAL	33,404	27,026	8,861	24%

•	As on March 31, 2023, Sify provides services via 892 fiber nodes across the country, a 9% increase over last year.

•	As on March 31, 2023, Sify has invested USD 2.09 million in start-ups in the Silicon Valley area as part of our Corporate Venture Capital initiative. To date, the cumulative investment stands at USD 5.38 Million.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

•	The banking and asset management arm of an international bank, a financial services player and two domestic public sector banks signed up to migrate from their on-premise Data Center to Sify.

•	A private bank expanded their engaged with Sify for colocation space.

•	Three scheduled banks, a financial services major and a government agricultural lending body migrated from the competition to Sify Data Center.

•	An international Cloud security major contracted Sify for capacity expansion across multiple locations in India and to also upgrade their Internet protocol transit infra.

Digital services

•	Among those who moved from their on-premise Data Center to our multiple cloud platforms were India’s largest private bank, a State Data Center, a cooperative bank, a health services major, multiple financial services players, a retail major, a logistics player and a co-operative bank.

•	One of India’s largest public sector banks, a global steel producer, the apex body for insurance regulations, a healthcare chain and a distribution chain for a global heavy equipment manufacturer contracted for a Greenfield Cloud implementation.

•	The largest steel producer, an insurance major, a state eGovernance platform and multiple manufacturing majors signed up for services such as DRaaS, PaaS and IaaS.

•	A public sector bank and two state data centers signed up to commission private cloud at their on-premise Data Centers.

•	Among those who contracted for managed services were a state government, a retail major, a large public sector insurance company, the central bank’s training body and a state power distribution arm.

•	A Public sector bank and a government utility body signed up for security infrastructure and managed services.

•	Sify delivered one of the largest tranches of online assessments across India for one of the largest defence research establishments.

•	One of the largest oil major, a refrigeration MNC and a retail major signed up for Sify’s supply chain management solutions.

•	An oil refining major, the country’s premier stock exchange, a digital wallet and multiple banks signed up for digital certification services.

 Network Services

•	A spirits major contracted Sify to build their factory network under an IoT coverage.

•	The central bank’s IT subsidiary, a steel major and a hydrocarbon player contracted to build edge networks.

•	Sify was contracted to expand the MPLS connectivity for the IT arm of the Central bank besides multiple other private and public sector bank.

•	A subsidiary of the Central bank, a retail major and a private banking major contracted Sify for managed and secure SDWAN service.

•	One of the top four consulting majors and two retail majors signed up for Contact Center as a Service.

•	During the quarter, Sify commissioned the Kolkata gateway and metro fibre connect in 10 major cities.

•	A Public sector bank, a state government legal wing and one of the largest refining majors signed up for collaboration services at their premises.

•	An automobile major, a manufacturing conglomerate and a public sector bank signed up for Network integration services.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended March 2023	Quarter ended March 2022	Year ended March 2023	Year ended March 2022 (Audited)
Revenue	8,861	6,805	33,404	27,026
Cost of Revenues	(5,714)	(4,076)	(21,379)	(16,042)
Selling, General and Administrative Expenses	(1,510)	(1,194)	(5,734)	(4,944)

EBITDA	1,637	1,535	6,291	6,040

Depreciation and Amortisation expense	(1,092)	(855)	(3,972)	(3,298)
Net Finance Expenses	(367)	(268)	(1,430)	(1,025)
Other Income (including exchange gain)	2	56	132	131

Profit before tax	180	468	1,021	1,848
Current Tax	(105)	(188)	(526)	(640)
Deferred Tax	(41)	(53)	179	50
Profit for the period	34	227	674	1,258

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	34	227	674	1,258
Add:
Depreciation and Amortisation expense	1,092	855	3,972	3,298
Impairment
Net Finance Expenses	367	268	1,430	1,025
Less:
Current Tax	105	188	526	640
Deferred Tax	41	53	(179)	(50)
Other Income (including exchange gain)	(2)	(56)	(132)	(131)
EBITDA	1,637	1,535	6,291	6,040

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies, Sify Infinit Spaces limited, Sify Digital Services limited and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2022, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Lucia Domville +1-646-824-2856 Lucia.Domville@grayling.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com